UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ________________

                                  SCHEDULE TO/A
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 Amendment No. 1
                                 Final Amendment
                                _________________

                      URBAN IMPROVEMENT FUND LIMITED - 1973
                       (Name of Subject Company (issuer))

                              SP MILLENNIUM L.L.C.
 (Name of Filing Person (identifying status as offeror, issuer or other person))

                          Limited Partnership Interests
                         (Title of Class of Securities)
                                _________________

                                      None
                      (CUSIP Number of Class of Securities)
                                _________________

                                   JOHN TAYLOR
                              SP MILLENNIUM L.L.C.
                          1201 THIRD AVENUE, SUITE 5400
                            SEATTLE, WASHINGTON 98101
                                 (800) 398-6399
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
                                _________________

                                 WITH A COPY TO:

                             MARC D. BASSEWITZ, ESQ.
                          LATHAM & WATKINS ILLINOIS LLC
                             SEARS TOWER, SUITE 5800
                             233 SOUTH WACKER DRIVE
                             CHICAGO, IL 60606-6401
                                 (312) 876-7700

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
     Transaction valuation*                              Amount of filing fee**
            $ 520,000                                           $ 42.07
--------------------------------------------------------------------------------

* The Transaction valuation is calculated solely for purposes of determining the filing fee. This amount is based on a per unit offering price of $400 for up to 1,300 Limited Partner Units by SP Millennium L.L.C. The amount of the filing fee is calculated in accordance with SEC Release Nos. 33-8095 and 34-45842 at $80.90 per $1 million of Transaction valuation (effective February 25, 2003).

**   Previously paid.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  N/A                     Filing Party:  N/A
     Form or Registration No.:  N/A                   Date Filed:  N/A

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates.

[_]  third-party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

         This Final Amendment (the "Final Amendment") to the Tender Offer Statement on Tender Offer Schedule TO ("Schedule TO") filed by SP Millennium L.L.C., a Washington limited liability company (the "Purchaser"), with the Securities and Exchange Commission ("SEC") on February 26, 2003, reports the termination of the offer by Purchaser to purchase up to 1,300 outstanding units (the "Units") of limited partnership interests in Urban Improvement Fund Limited
- 1973, a California limited partnership (the "Partnership") at $400 for each Unit, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated as of February 26, 2003 and in the related Letter of Transmittal, previously filed by Purchaser as Exhibits
(a)(1)(A) and (a)(1)(B) to Schedule TO respectively (which collectively constitute the "Offer"). The Offer was terminated pursuant to "Section 17 - Conditions of the Offer" of the Offer to Purchase, which provides, in relevant part, that Purchaser may terminate the Offer if there is any action taken by a governmental authority that, in Purchaser's reasonable judgment, might, directly or indirectly, result in a delay in Purchaser's ability to accept for payment or pay for some or all of the Units. Purchaser will promptly return any and all Units that have been tendered pursuant to the Offer.

ITEM 4.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph:

         "The Offer was terminated pursuant to its terms on March 14, 2003. Any and all Units that have been tendered pursuant to the Offer shall promptly be returned to the unit holder that tendered such Units."

ITEM 12. EXHIBITS.

   (a)(1)(G)       Letter from Purchaser, dated March 14, 2003

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            SP MILLENNIUM FUND L.L.C.


                            By: /s/ John M. Orehek
                                -----------------------
                                Name:    John M. Orehek
                                Title:   President (Principal Executive Officer)

Dated:  March 14, 2003

                                  EXHIBIT INDEX


   (a)(1)(A)       Offer to Purchase, dated February 26, 2003
   (a)(1)(B)       Form of Letter of Transmittal
   (a)(1)(C) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
   (a)(1)(D)       Cover Letter, dated February 26, 2003
   (a)(1)(E) Urban Improvement Fund Limited - 1973's Annual Report on Form 10-K for its fiscal year ended December 31, 2001 (previously filed with the Securities and Exchange Commission on September 19, 2002 and incorporated herein by reference).
   (a)(1)(F) Urban Improvement Fund Limited - 1973's Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2002 (previously filed with the Securities and Exchange Commission on October 30, 2002 and incorporated herein by reference).
   (a)(1)(G)       Letter from Purchaser, dated March 14, 2003*
   (b)             Not applicable
   (d)             Not applicable
   (g)             Not applicable
   (h)             Not applicable

* filed herewith.